FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 15, 2004	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
Disclosure Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: November 15, 2004

Form 6-K Exhibit Index

Exhibit No.

1.	The following Disclosure Statements were filed on November 15, 2004 with the securities regulatory authorities in Canada as supporting filings under Section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from subsidiary prospects for the following resource plays:

(a)	Weyburn Unit Medium Oil Play

(b)	Eureka (Mesaverde) Gas Play